ELONG POWER HOLDING LIMITED

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Elong Power Holding Limited
Registration Statement on Form F-1
File No. 333-293527
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Elong Power Holding Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on February 25, 2026, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Elong Power Holding Limited

By:	/s/ Xiaodan Liu
Name:	Xiaodan Liu
Title:	Chief Executive Officer